14 # 3/6/03

SECUR 03014741 ...MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40044

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 First Avenue North Suite 729
(No. and Street)

Birmingham (City) Alabama (State) 35203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael A. Jones (205) 307-7870
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samuel O. Lyons, Jr. CPA
(Name – *if individual, state last, first, middle name*)

1043 43rd Street (Address) Birmingham (City) Alabama (State) 35208 (Zip Code)

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED MAR 03 2003 WASH. D.C. 165 SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, Michael A. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Capital Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael A. Jones
Signature

Chairman & CEO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ Report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES CAPITAL CORPORATION
FINANCIAL STATEMENTS
DECEMBER 31, 2002

SECURITIES CAPITAL CORPORATION

TABLE OF CONTENTS

The following supplemental schedules are not applicable:

Schedule II - Computation For Determination Of Reserve Requirements Under Rule 15c3-3 Of The Securities and Exchange Commission

Schedule III - Information Relating To Possession Or Control Requirements Under Rule 15c3-3 Of The Securities And Exchange Commission

SAMUEL O. LYONS, JR.
CERTIFIED PUBLIC ACCOUNTANT
1043-43RD STREET, ENSLEY
BIRMINGHAM, ALABAMA 35208

MEMBER
AMERICAN INSTITUTE OF CPA'S

TELEPHONE
(205) 787-7016

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Securities Capital Corporation

I have audited the accompanying balance sheet of Securities Capital corporation as of December 31, 2002 and the related statements of income (loss), changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also include assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities Capital Corporation as of December 31, 2002, and the results of its operations and its cash flows for the period stated in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in my opinion, is fairly stated, in all material respects, in relation to the basic financial statement as a whole.

February 27, 2002

Samuel O. Lyons, Jr.
Certified Public Accountant

SECURITIES CAPITAL CORPORATION
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS

Cash	$ 154,617
Accounts Receivable	1,268
Commission Receivable	2,123
Securities Owned **(NOTE 1)**	455
Total Current Assets	158,463

NONCURRENT ASSETS

Furniture and Office Equipment, Net of $7,143 Accumulated Depreciation **(NOTE 1)**	12,447
Total Noncurrent Assets	12,447
TOTAL ASSETS	**$ 170,910**

LIABILITIES AND STOCKHOLDERS

CURRENT LIABILITIES

Accounts Payable	$ 100
Other Accrued Expense	-
Total Current Liabilities	100

NONCURRENT LIABILITIES

Noncurrent Liabilities	-
Total Noncurrent Liabilities	-
TOTAL LIABILITIES	-

STOCKHOLDERS EQUITY

Capital Stock, $25 Par; 200 Shares Authorized, Issued and Outstanding	5,000
Paid In Capital	295,366
Retained Earnings	(129,556)
Total Stockholders Equity	170,810
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	**$ 170,910**

The accompanying notes and independent auditor's report are an integral part of these financial statements

SECURITIES CAPITAL CORPORATION
STATEMENT OF INCOME (LOSS) AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2002

INCOME	
Operating Income	$ 121,631
Total Income	121,631
EXPENSES	
Depreciation	529
Administrative	123,688
Total Expenses	(124,217)
Net Income (Loss) From Operations	(2,586)
Retained Earnings 12/31/01	(126,970)
Retained Earnings 12/31/02	**$(129,556)**

The accompanying notes and independent auditor's report are an integral part of these financial statements

SECURITIES CAPITAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Capital Stock	Paid-In Capital	Retained Earnings
Balance 12/31/01	$5,000	$145,366	$(126,970)
Capital Contributions	-	150,000	-
Capital Distributions	-	-	-
Net Income (Loss)	-	-	(2,586)
Balance 12/31/02	$5,000	$295,366	$(129,556)

The accompanying notes and independent auditor's report are an integral part of these financial statements

SECURITIES CAPITAL CORPORATION
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2002

Subordinated Liabilities 12/31/01	**$NONE**
Increase (decrease) In Liabilities	**NONE**
Subordinated Liabilities 12/31/02	**$NONE**
	====

The accompanying notes and independent auditor's report are an integral part of these financial statements

SECURITIES CAPITAL CORPORATION
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows From Operating Activities:	
Net Income (Loss)	**$(2,586)**
Adjustments To Reconcile Net Income (Loss) To Cash Used In Operating Activities:	
Increase In Accounts Receivable	(948)
Decrease In Commission Receivable	3,149
Depreciation	(529)
Net Cash Used By Operating Activities	**1,672**
Investment Activities:	
Equipment Additions	1,059
Cash Flows From Financing Activities:	
Decrease In Accounts Payable	(700)
Capital Contributions	150,000
Capital Distributions	-
Net Cash Provided By Financing Activities	**-**
Increase In Cash And Cash Equivalents	149,445
Cash And Cash Equivalents 12/31/01	5,172
Cash and Cash Equivalents 12/31/02	**$ 154,617**

The accompanying notes and independent auditor's report are an integral part of these financial statements

SECURITIES CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE - 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Securities Capital Corporation is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company, incorporated in July 1989, has been organized to act as an investment banking and securities firm.

No provision for income tax is included in these financial statements because the stockholder has elected to report income or loss in accordance with provisions of the S Corporation section of the Internal Revenue Service Code.

Noncurrent assets are reported at cost. The straight-line method of depreciation based upon the estimated useful lives of the assets is used to calculate and record depreciation expense. Major repairs and/or improvements are capitalized and depreciated over the estimated useful lives of the assets and other repairs are expensed as incurred.

Securities owned consist of corporate common stock owned at December 31, 2002.

Accounts receivable consist of amounts due from investors for transactions processed prior to December 31, 2002.

NOTE - 2 NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c-3) which requires the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of $156,640 of which $56,640 was in excess of the required net. The Company had no outstanding indebtedness.

SUPPLEMENTARY INFORMATION

SECURITIES CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

NET CAPITAL	
Total Stockholder's Equity	$170,810
LESS NONALLOWABLE ASSETS:	
Accounts Receivable	1,268
Securities Owned	455
Furniture And Office Equipment, Net	12,447
Total Nonallowable	14,170
NET CAPITAL	**$156,640**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum Net Capital Requirement	$ 100,000
Excess Net Capital	56,640
TOTAL NET CAPITAL	**$ 156,640**
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	**NONE**

THERE WERE NO MATERIAL DIFFERENCES BETWEEN THIS COMPUTATION OF NET CAPITAL AND THE CORRESPONDING COMPUTATION PREPARED BY SECURITIES CAPITAL CORPORATION AND INCLUDED IN ITS UNAUDITED PART II FOCUS REPORT FILING AS OF DECEMBER 31, 2002.

SAMUEL O. LYONS, JR.
CERTIFIED PUBLIC ACCOUNTANT
1043-43RD STREET, ENSLEY
BIRMINGHAM, ALABAMA 35208

MEMBER
AMERICAN INSTITUTE OF CPA'S

TELEPHONE
(205) 787-7016

February 27, 2003

INDEPENDENT ACCOUNTANT'S REPORT ON INTERNAL CONTROL

To The Board of Directors
Securities Capital Corporation

In planning and performing my audit of the financial statements of Securities Capital Corporation for the year ended December 31, 2002, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Securities Capital Corporation that I considered relevant to the objectives stated in Rule 17(a)-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) 11 and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission. I did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practice and procedures can be expected to achieve the Commission's above-mentioned objectives. Two objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT ACCOUNTANT'S REPORT ON INTERNAL CONTROL (CONT'D)

Because of inherent limitations in any internal limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountant. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Comapnay's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, Securities and Exchange Commission, National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Samuel O. Lyons, Jr.
Certified Public Accountant